FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) held on September 29, 2006 in Vancouver, British Columbia (the “Meeting”).
1.	Election of Directors

Resolutions fixing the number of directors at seven and electing the following seven directors of the Corporation for a term expiring not later than the Corporation’s next annual meeting of shareholders, Guang (Michael) Luan, Edge R. Wang, Simon Anderson, Benjamin Chen, Tom Du, John W. Sibert, III and Kenneth M. Strong, were approved by a vote by way of a show of hands.

2.	Appointment of Auditors

A resolution appointing Manning Elliott, Chartered Accoutants, as auditors of the Corporation until the Corporation’s next annual meeting of shareholders, at a remuneration to be fixed by the Board of Directors was approved by a vote by way of a show of hands.

3.	Warrant Exercise Price Reduction

An ordinary resolution of disinterested shareholders amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation held by insiders of the Corporation as set out in the Information Circular for the Meeting was approved by a vote by way of ballot as follows:

In favour:	9,590,205
(excluding insiders)

Against:	973,068

10,563,273
4.	Confirmation of Bylaw No. 1

A ordinary resolution approving and confirming Bylaw No. 1 as amended by the Directors of the Corporation on August 27, 2006 was approved by a vote by way of a ballot as follows:

In favour:	7,739,316

Against:	6,393,357

14,132,673

For additional information, please see the Corporation’s management information circular dated August 22, 2006 filed in connection with the Meeting.
DATED at Vancouver, BC, as of September 29, 2006.

WEX PHARMACEUTICALS INC. “Peter H. Stafford”
Name: Peter H. Stafford
Office: Secretary

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

29/06	September 29, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
WEX ANNOUNCES RESULTS OF SHAREHOLDERS MEETING
Vancouver, BC — (September 29, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the results of its Annual and Special Meeting of Shareholders held this morning.
All seven board nominees were elected to serve as directors of WEX for a one-year term. Of the seven board nominees, three stood for election as directors of the Company for the first time: Dr. Tom Du, Dr. John Sibert, and Mr. Kenneth Strong.
“The newly elected board brings a unique balance of qualifications and experiences to WEX and its shareholders,” said Dr. Edge Wang, President & CEO of the Company.  “I look forward to working closely with the new Board to bring the company to a new level.”
Also at the meeting, shareholders ratified the appointment of Manning Elloit, Chartered Accountants, as the auditor of the Company to hold office until next annual general meeting of the shareholders.
The balance of the Resolutions proposed in the Management Information Circular were duly passed. A complete copy of the Management Information Circular is available on the company’s website at www.wexpharma.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company

WEX Pharmaceuticals Inc. 1601 — 700 West Pender Street Vancouver, British Columbia, V6C 1G8 (The “Company”)

Item 2.	Date of Material Change

September 29, 2006

Item 3.	News Release

The news release dated September 29, 2006 was disseminated in Vancouver via CCN Matthews.

Item 4.	Summary of Material Change

On September 29, 2006, WEX Pharmaceuticals Inc. announced the results of its Annual and Special Meeting of Shareholders.

Item 5.	Description of Material Change

WEX Pharmaceuticals Inc. announced the results of its Annual and Special Meeting of Shareholders held on September 29, 2006.

All seven board nominees were elected to serve as directors of WEX for a one- year term. Of the seven board nominees, three stood for election as directors of the Company for the first time: Dr. Tom Du, Dr. John Sibert, and Mr. Kenneth Strong.

Also at the meeting, shareholders ratified the appointment of Manning Elloit, Chartered Accountants, as the auditor of the Company to hold office until next annual general meeting of the shareholders.

The balance of the Resolutions proposed in the Management Information Circular were duly passed.

A copy of the press release is attached hereto as Schedule “A”.

Item 6.	Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Edge Wang Chief Executive Officer (604) 683 8880

Item 9.	Date of Report

October 10, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

Schedule “A”
WEX ANNOUNCES RESULTS OF SHAREHOLDERS MEETING
Vancouver, BC — (September 29, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the results of its Annual and Special Meeting of Shareholders held this morning.
All seven board nominees were elected to serve as directors of WEX for a one-year term. Of the seven board nominees, three stood for election as directors of the Company for the first time: Dr. Tom Du, Dr. John Sibert, and Mr. Kenneth Strong.
“The newly elected board brings a unique balance of qualifications and experiences to WEX and its shareholders,” said Dr. Edge Wang, President & CEO of the Company. “I look forward to working closely with the new Board to bring the company to a new level.”
Also at the meeting, shareholders ratified the appointment of Manning Elloit, Chartered Accountants, as the auditor of the Company to hold office until next annual general meeting of the shareholders.
The balance of the Resolutions proposed in the Management Information Circular were duly passed. A complete copy of the Management Information Circular is available on the company’s website at www.wexpharma.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

30/06	October 5, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
WEX ANNOUNCES OPTION EXERCISE PRICE REDUCTION AND GRANT OF
STOCK OPTIONS
Vancouver, BC — (October 5, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that in connection with its previously announced Rights Offering, expected to be made towards the end of October, 2006, its Board of Directors decided on September 29, 2006 to amend the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders).
The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the Rights Offering period until the end of such period. In addition, the exercise price of all affected options will be reduced during the Rights Offering period to the Rights Offering Price, namely the weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20%. After the expiry of Rights Offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry. The amendments are subject to the approval of the TSX.
The Company also announces that on September 29, 2006, its Board of Directors granted an aggregate of 1,090,000 incentive stock options, representing 3.1% of the issued and outstanding common shares of the Corporation. Of these, 455,000 options were granted to the management; 430,000 options were granted to the Company’s directors; 205,000 options were granted to employees, consultants, and advisors. The options were granted under the Company’s 2005 Stock Option Plan and will vest over a 36 month period. The exercise price of the options is $0.38 per share. These options will expire on September 28, 2011.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) held on September 29, 2006 in Vancouver, British Columbia (the “Meeting”).
1.	Election of Directors

Resolutions fixing the number of directors at seven and electing the following seven directors of the Corporation for a term expiring not later than the Corporation’s next annual meeting of shareholders, Guang (Michael) Luan, Edge R. Wang, Simon Anderson, Benjamin Chen, Tom Du, John W. Sibert, III and Kenneth M. Strong, were approved by a vote by way of a show of hands.

2.	Appointment of Auditors

A resolution appointing Manning Elliott, Chartered Accoutants, as auditors of the Corporation until the Corporation’s next annual meeting of shareholders, at a remuneration to be fixed by the Board of Directors was approved by a vote by way of a show of hands.

3.	Warrant Exercise Price Reduction

An ordinary resolution of disinterested shareholders amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation held by insiders of the Corporation as set out in the Information Circular for the Meeting was approved by a vote by way of ballot as follows:

In favour:	9,590,205
(excluding insiders)

Against:	973,068

10,563,273
4.	Confirmation of Bylaw No. 1

A ordinary resolution approving and confirming Bylaw No. 1 as amended by the Directors of the Corporation on August 27, 2006 was approved by a vote by way of a ballot as follows:

In favour:	7,739,316

Against:	6,393,357

14,132,673

For additional information, please see the Corporation’s management information circular dated August 22, 2006 filed in connection with the Meeting.
DATED at Vancouver, BC, as of September 29, 2006.

WEX PHARMACEUTICALS INC. “Peter H. Stafford”
Name: Peter H. Stafford
Office: Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer